Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2016 Results

Highlights

  Quarter 4 gross business wins of $605 million, a gross book to bill of 1.39. Net business wins of $434 million, a net book to bill of 1.0. Full year gross business wins of $2.3 billion, a gross book to bill of 1.39, net business wins of $1.9 billion, a net book to bill of 1.13.
  Quarter 4 net revenue increased 7.9% year on year to $435 million. Full year 2016 net revenue increased 5.8% to $1,666 million.
  Quarter 4 income from operations up 12.3% year on year to $84.6 million or 19.5% of revenue. Full year 2016 income from operations up 13.6% to $319.9 million or 19.2% of revenue.
  Earnings per share for quarter 4 of $1.33, up 19.8% year on year. Earnings per share on a pro forma full year 2016 basis were $4.77, up 19.8% on 2015.
  Full year 2017 revenue guidance reaffirmed in the range of $1,700 - $1,750 million, representing growth of 2.0 – 5.0%. Earnings per share guidance in the range of $5.00 - $5.20 representing an increase of 4.8 – 9.0%.

DUBLIN--(BUSINESS WIRE)--February 16, 2017--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter and full year ended December 31, 2016.

In the fourth quarter net revenue grew 7.9% year on year to $435.1 million from $403.3 million in the same quarter in 2015. This represented 8.4% constant currency growth and 4.2% constant dollar organic growth year on year.

Income from operations in the quarter increased by 12.3% to $84.6 million, or 19.5% of revenue, compared to $75.3 million or 18.7% for the same quarter in 2015.

Net income in the quarter increased by 17.1% to $74.3 million, or $1.33 per share, on a diluted basis, compared with $63.4 million or $1.11 per share for the same quarter in 2015. The tax rate during the quarter benefitted from a positive one off item resulting in a 9% effective rate. This impacted EPS positively by circa 7 cent in the quarter.

Full year revenue increased by 5.8% to $1,666 million from $1,575 million in 2015. This represented 6.4% constant currency growth and 3.2% constant dollar organic growth year on year.

Full year income from operations increased by 13.6% to $319.9 million, or 19.2% of revenue, compared with $281.5 million or 17.9% of revenue in the previous year.

Full year net income increased by 12.4% to $269.3 million, compared with $239.5 million in 2015. Full year earnings per share increased by 19.8% to a pro-forma $4.77 per share on a diluted basis, compared to $3.98 per diluted share in 2015.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 50 days at December 31, 2016, compared with 50 days at the end of September 2016 and 41 days at the end of December 2015.

Cash generated from operating activities for the quarter was $123.5 million and $259.2 million for the full year. Capital expenditure for the quarter was $13.3 million and $42.6 million for the full year. During the quarter ICON spent $110 million on share repurchases. In addition, $54 million was spent on acquisitions in 2016. As a result, at December 31, 2016, the company had net debt of $88 million, compared to net debt of $98 million at September 30, 2016 and net debt of $158 million at end of December 2015.

CEO, Ciaran Murray commented, “2016 was another good year for ICON. We grew our backlog by 8% year on year to $4.2 billion, constant currency revenues increased by 6.4% to $1.666 billion and we exited 2016 with an operating margin of 19.5%. This enabled us to grow EPS by 19.8% year on year to $4.77. We expect 2017 to be another year of revenue and earnings growth as we continue to build and diversify our customer base.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its fourth quarter conference call today, February 16, 2017 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 87 locations in 38 countries and has approximately 12,500 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc Consolidated Income Statements (Unaudited) (Before restructuring and other items)

Three and Twelve Months ended December 31, 2016 and December 31, 2015 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended

	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
Revenue:
Gross revenue	610,465	577,059	2,364,956	2,161,618
Reimbursable expenses	(175,331)	(173,710)	(698,469)	(586,640)

Net revenue	435,134	403,349	1,666,487	1,574,978

Costs and expenses:
Direct costs	251,502	229,386	961,333	908,979
Selling, general and administrative expense	83,534	83,476	325,726	326,786
Depreciation and amortization	15,455	15,142	59,575	57,677

Total costs and expenses	350,491	328,004	1,346,634	1,293,442

Income from operations	84,643	75,345	319,853	281,536

Net interest expense	(3,037)	(2,026)	(11,522)	(2,686)

Income before provision for income taxes	81,606	73,319	308,331	278,850

Provision for income taxes	(7,344)	(9,890)	(39,013)	(39,311)

Net income	74,262	63,429	269,318	239,539

Net income per Ordinary Share:

Basic	$1.35	$1.14	$4.87	$4.08

Pro forma Diluted	$1.33	$1.11	$4.77	$3.98

Weighted average number of Ordinary Shares outstanding:

Basic	54,930,541	55,783,113	55,248,900	58,746,935

Pro forma Diluted	55,685,863	56,919,553	56,407,136	60,185,678

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Twelve Months ended December 31, 2016 and December 31, 2015 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended

	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
Revenue:
Gross revenue	610,465	577,059	2,364,956	2,161,618
Reimbursable expenses	(175,331)	(173,710)	(698,469)	(586,640)

Net revenue	435,134	403,349	1,666,487	1,574,978

Costs and expenses:
Direct costs	251,502	229,386	961,333	908,979
Selling, general and administrative expense	83,534	83,476	325,726	326,786
Depreciation and amortization	15,455	15,142	59,575	57,677
Restructuring and other items	-	-	8,159	-

Total costs and expenses	350,491	328,004	1,354,793	1,293,442

Income from operations	84,643	75,345	311,694	281,536

Net interest expense	(3,037)	(2,026)	(11,522)	(2,686)

Income before provision for income taxes	81,606	73,319	300,172	278,850

Provision for income taxes	(7,344)	(9,890)	(37,993)	(39,311)

Net income	74,262	63,429	262,179	239,539

Net income per Ordinary Share:

Basic	$1.35	$1.14	$4.75	$4.08

Diluted	$1.33	$1.11	$4.65	$3.97

Weighted average number of Ordinary Shares outstanding:

Basic	54,930,541	55,783,113	55,248,900	58,746,935

Diluted	55,685,863	56,919,553	56,407,136	60,290,033

ICON plc Summary Balance Sheet Data December 31, 2016 and December 31, 2015 (Dollars, in thousands)

	December 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)

Cash and short-term investments	260,587	189,901
Debt	(348,511)	(348,306)
Net (debt)/cash	(87,924)	(158,405)

Accounts receivable	416,229	409,165
Unbilled revenue	192,687	173,649
Payments on account	(272,757)	(318,697)
Total	336,159	264,117

Working Capital	463,552	290,939

Total Assets	1,825,843	1,717,209

Shareholder's Equity	945,174	763,096

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353–1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353–1-291-2000
EVP Investor Relations and Corporate Development
http://www.iconplc.com